UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Charles & Colvard, Ltd.

(Exact name of registrant as specified in its charter)

Commission File Number: 000-23329

North Carolina	56-1928817
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

170 Southport Drive Morrisville, North Carolina	27560
(Address of principal executive offices)	(Zip Code)

Clint J. Pete, Chief Financial Officer (919) 468-0399

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

As provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following internet website:

https://ir.charlesandcolvard.com/financials/sec-filings

The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Information concerning gold and tantalum from recycled or scrap sources that may be contained in our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02	Exhibit

The Conflicts Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit 1.01 - Conflict Minerals Report for Charles & Colvard, Ltd. for the calendar year ended December 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Charles & Colvard, Ltd.
May 26, 2022
By:	/s/ Clint J. Pete
Clint J. Pete
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)